SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 5 January 2010

Number of reports in announcement: 1

Director’s other directorships held in publicly quoted companies – Keki Dadiseth

Pursuant to Listing Rule 9.6.14(2), we confirm the following change to the information disclosed in respect of Mr Dadiseth, a non-executive director of Prudential plc:

Keki Dadiseth is currently a non-executive director of Godrej Properties Limited. Prudential plc has been informed that Godrej Properties Limited has become a publicly quoted company in India and trading commenced on the Bombay Stock Exchange and the National Stock Exchange on 5 January 2010.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Emma Jacobs, Company Secretary Assistant

020 7548 3931

Company official responsible for making notification

Clive Burns, Head of Group Secretariat 020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SYLVIA EDWARDS

Sylvia Edwards
Assistant Group Secretary